UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
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FORM 6‑K
 _______________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
 Securities Exchange Act of 1934
For the month of December, 2017
Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)
LOMA NEGRA CORPORATION
(Translation of Registrant's name into English)
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Reconquista 1088, 7th Floor Zip Code C1003ABQ – Ciudad Autónoma de Buenos Aires Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☒    Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents
Item	Description
1	English translation of a relevant event notice submitted to the Comisión Nacional de Valores (CNV) dated December 15, 2017

Item 1.  English translation of a relevant event notice submitted to the Comisión Nacional de Valores (CNV) dated December 15, 2017

Autonomous city of Buenos Aires, December 15, 2017

Comisión Nacional de Valores

Bolsa de Comercio de Buenos Aires

S                      /                       D

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event.

With this letter, we hereby address the requirements of Article 2 of Chapter I, Title XII of the Rules of the National Securities Commission ("Comisión Nacional de Valores") (T.O. 2013).

We inform you that the board of directors of Loma Negra C.I.A.S.A. ("Loma Negra") approved, on December 15, 2017, guarantees by Loma Negra in favor of several banks in connection with bank overdrafts that could be drawn by Ferrosur Roca S.A. ("Ferrosur") in the ordinary course of its business and for up to a maximum amount of AR$1,135 million. Likewise, the amount of bank overdrafts actually drawn by Ferrosur as of November 30, 2017 was AR$ 287,010,539.

The guarantees will be granted to the extent that Ferrosur effectively takes overdrafts with the banks, and for the amounts effectively taken in each case up to the maximum limit approved as previously reported. Each guarantee will be granted for a period of one year since its granting.

That is all for the present, we greet you very attentively.

Sincerely,

___________________
Marcos Isabelino Gradin
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: December 15, 2017	By:	/s/ Marcos I. Gradin
Name: Marcos I. Gradin Title: Chief Financial Officer